EXHIBIT 10.1

Tennessee Valley Authority, 400 West Summit Hill Drive, Knoxville, Tennessee 37902-1401

March 11, 2013

Mr. Charles G. Pardee
109 North Rhett Street
Southport, North Carolina 28461

Dear Mr. Pardee:

I am pleased to offer you the position of Executive Vice President and Chief Generation Officer with the Tennessee Valley Authority (“TVA”) in Knoxville, Tennessee. In this position, you will be responsible for overseeing TVA's diverse fleet of generation resources, including nuclear, coal, natural gas, hydroelectric stations, and renewables. This position is also responsible for overseeing TVA's river operations, fuel procurement for the generating fleet, and all power trading operations.

Your commencement date as Executive Vice President and Chief Generation Officer will be April 22, 2013.* Upon employment in this position, TVA will provide you an annual salary of $590,000, which will be payable on a biweekly basis.

Additionally, you will be included as a participant in TVA's Executive Annual and Long-Term Incentive Plans. Under the Annual Incentive Plan, your annual incentive opportunity will be 80 percent of your annual salary beginning in fiscal year 2013 (October 1, 2012 through September 30, 2013). Your annual incentive award will be prorated based on the number of full months you participate in the performance period ending September 30, 2013. You will be eligible to receive a full award under the Executive Annual Incentive Plan beginning with the FY 2014 performance period. Under the Long-Term Incentive Plan, your incentive opportunity will be 125 percent of your annual salary beginning with the three-year performance cycle (FY 2011-2013) ending on September 30, 2013 (October 1, 2011 through September 30, 2013). Your long-term incentive awards will be prorated based on the number of full months you participate in each of the three-year performance cycles ending in September 2013, September 2014 and September 2015, respectively. You will be eligible to receive a full award under the Long-Term Incentive Plan beginning with the performance cycle ending in FY 2016 (FY 2014-2016). Actual annual and long-term incentive awards are based on performance measured against performance goals established at the beginning of each performance period. The incentive awards are generally paid in the first quarter of the fiscal year following the fiscal year in which they are earned.

Charles G. Pardee

March 11, 2013

TVA will also enter into a Long-Term Deferred Compensation Plan (LTDCP) agreement with you that will provide annual deferred compensation credits to cover a service period beginning May 1, 2013 and ending December 31, 2016. Under the agreement, an initial credit of $200,000 will be made to an account in your name as soon as practical following execution of the agreement. Subsequent credits of $200,000 each will be made to your account on January 1, 2014, January 1, 2015 and January 1, 2016. You will become fully vested in the balance of your account if you remain employed by TVA through the expiration of the agreement on December 31, 2016, after which the account will be distributed in accordance with the election you make at the time you enter into the agreement.

In addition, you will be eligible to receive additional awards of up to $200,000 per year based on the evaluation of your performance, which may be subjective and/or based on your achievement of defined short-term and/or long-term goals. Under this arrangement, the President and Chief Executive Officer will set and approve any goals and the periods of performance for any such goals, evaluate your performance subjectively and/or with respect to any goals, and approve any awards to you.

Due to the nature of this position, you will also be included as a participant in TVA's Supplemental Executive Retirement Plan (SERP) at the Tier 1 level with the following provisions:

•
You will be granted an additional five (5) years of credited service if you are employed with TVA for at least five (5) years and satisfy the minimum five-year vesting requirement. The additional years of credited service will be for SERP benefit calculation purposes only and will not count toward the minimum five-year vesting requirement. For example, if you have five (5) years of TVA service, then you will have ten (10) years of credited service for SERP benefit calculation purposes.

•	The “Prior Employer Offset” will be waived.

•
The “Qualified Plan Offset” will be calculated based on the pension benefit you would be eligible to receive as a participant in TVA's Cash Balance Benefit Structure with the additional years of credited service used for SERP benefit calculation purposes.

At your request, we will provide a general outline of how the SERP calculation works for you to use in your consideration of this offer.

TVA will also provide you a biweekly vehicle allowance, totaling approximately $11,700 annually, toward the purchase or lease of a vehicle and operating fees, maintenance, repairs, accidents, and insurance. This allowance is considered a taxable benefit and will be subject to withholding and any other applicable taxes.

Charles G. Pardee

March 11, 2013

In connection with your move to TVA's headquarters in Knoxville, Tennessee, TVA will pay for the actual and reasonable travel and moving expenses, including home closing costs, for you and your immediate family. TVA's relocation services program will also be available to assist you in the sale of your present home. In addition to relocation benefits, TVA will provide you a one-time recruitment and relocation incentive payment in the amount of $150,000, which will be paid to you in a lump sum as soon as practical following the commencement of your employment. These relocation benefits and the one-time recruitment and relocation incentive payment must be repaid in full to TVA if, within one year of the effective date of your employment, (i) you voluntarily terminate employment unless the separation is for reasons beyond your control and acceptable to TVA, or (ii) if you are terminated for cause.

For purposes of this offer letter, termination “for cause” shall be defined as termination as a result of any act on your part resulting in or involving any of the following: (1) insubordination, intentional neglect of duties, or refusal to cooperate with investigations of your or TVA's business practices; (2) criminal indictment or conviction of a felony or crime of moral turpitude; or (3) misconduct involving dishonesty, fraud, or gross negligence that directly results in significant economic or reputational harm to TVA.

During your employment, you will be eligible to participate in all TVA-sponsored employee benefits plans and qualified retirement plans available to new management and specialist employees at TVA. Information and materials regarding these plans, including the benefits provided under them, will be provided to you.

Your employment will be subject to the usual employment procedures and satisfactory results of a security investigation, which will include a drug screen. This position will also require, and is subject to your receiving, a top secret security clearance and a nuclear security/safeguards clearance.

If you have questions, or if I can be of assistance in any way, please do not hesitate to call me. We look forward to your acceptance and, subject to approval of the TVA Board of Directors, your joining the TVA team.

Please sign below indicating your acceptance of this offer.

Sincerely,

/s/ William D. Johnson
William D. Johnson
President and Chief Executive Officer

/s/ Charles G. Pardee	March 14, 2013
Charles G. Pardee	Acceptance Date

* Subsequent to the acceptance of this offer letter, Mr. Pardee's commencement date was changed to April 8, 2013.